EXHIBIT 99.1

May 20, 2013

Bezeq - The Israel Telecommunication Corp. Ltd.

Immediate Report – Decision to Issue Additional Bezeq Debentures to Private Purchasers
by Expanding Existing Debenture Series 6 and 7

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

1.
May 20, 2013, Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) announced that its board of directors decided today to issue additional debentures for an aggregate consideration of up to NIS 600 million, in a private placement to institutional investors as defined in the Israeli Securities Law. The issuance will be performed by way of expanding existing series 6 and/or 7 debentures of the Company (the “Private Issuance”).

2.
The Company intends to offer the debentures to the institutional investors on May 21, 2013, by way of a tender. The Company will then publicly report the amount of debentures being issued under the Private Issuance, if at all. The Private Issuance is subject to the full discretion of the Company, which may decide to revise the scope of the issuance or to cancel it.

3.
If the Company will decide to effect the Private Issuance, it will be subject to (a) the approval of the credit rating agencies, S&P Maalot Ltd. and Midroog Ltd., that the Private Issuance will not affect the debentures’ Aa2 and ilAA rating; and (b) the approval of the Tel Aviv Stock Exchange to register the additional debentures for trade.

4.	If additional debentures will be issued, their terms will be identical to those of the existing debentures series 6 and 7, as detailed in the Company’s shelf prospectus of June 29, 2011.

5.	The additional debentures, if issued, will be subject to the resale limitations stated in the Israeli Securities law and related regulations.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.